UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on May 20, 2026: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2026 and Announces the order for two Modern 82,000 DWT Kamsarmax Bulk Carriers.

This Report on Form 6-K (which includes Exhibit 1), except for the three paragraphs in the section in Exhibit 1 titled “Aristides Pittas, Chairman and CEO of EuroDry commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 20, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2026 and Announces the order for two Modern 82,000 DWT Kamsarmax Bulk Carriers

Maroussi, Athens, Greece – May 20, 2026– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2026.

First Quarter 2026 Highlights:

•

Total net revenues of $12.8 million.

•

Net income attributable to controlling shareholders, of $0.26 million or $0.09 earnings per share attributable to controlling shareholders basic and diluted.

•

Adjusted net income1 attributable to controlling shareholders for the quarter of $0.33 million or $0.12 earnings per share attributable to controlling shareholders basic and diluted, which represents the net income attributable to controlling shareholders excluding the unrealized loss on derivatives.

•

Adjusted EBITDA1 was $4.9 million.

•

An average of 11.0 vessels were owned and operated during the first quarter of 2026 earning an average time charter equivalent rate of $14,416 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

•

To date, about $5.6 million has been used to repurchase 349,330 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the share repurchase plan for a further year in August 2025 and will review it again after a period of twelve months.

1Adjusted EBITDA, Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments

The Company has signed two contracts with Hengli Shipbuilding (Dalian) for the construction of two 82,000 DWT Kamsarmax bulk carriers. Both vessels are eco and are built to EEDI phase 3 design standard; they are scheduled to be delivered during the first and second quarters of 2028. The total consideration for the two newbuilding contracts is approximately $74.0 million and will be financed with a combination of debt and equity. The contracts are conditional upon receiving a refund guarantee from a bank acceptable to the Company.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the first quarter of 2026, a seasonally slow quarter, the drybulk market gave up very little ground as compared to the last quarter of last year. Additionally in April and May 2026, the market has firmed across the board with one-year time charter rates and trip earnings flirting and reaching $20,000 per day for both Ultramaxes and Kamsarmaxes.

“Our profitability during the first quarter fully reflected the market conditions with our earnings dropping compared to the fourth quarter in consequence of the easing of market rates during the quarter. But as the market has increased during the last month and a half, so has our profitability, a development that we expect to be reflected in next quarter’s results.

“Whilst the global fleet is aging and the need to provide the market with newer and more efficient vessels is becoming apparent, we see that prices of modern secondhand vessels have significantly increased. Under the circumstances we believe that newbuilding orders which can be placed at prices below modern secondhand ship prices present a better opportunity. We have therefore decided to expand our newbuilding program to include two Kamsarmax vessels to complement the two Ultramaxes we had ordered earlier. After the delivery of all four vessels between Q2 2027 and Q2 2028, our fleet will consist almost entirely of modern eco vessels. As, I believe, we have demonstrated over the past eight years as an independent public company, we invest in a disciplined manner with the sole focus on identifying accretive opportunities for our shareholders and we intend to continue with the same philosophy.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2026 were higher by 38.9% as compared to the first quarter of 2025. This is primarily driven by the increase of 101.1% in average time charter equivalent rates our vessels earned during the current quarter as compared to the first quarter of 2025, partly offset by the decreased average number of vessels owned and operated in the current period compared to the same period of 2025.”

“Vessel operating expenses were $5.5 million for the first quarter of 2026 as compared to $6.6 million for the same period of 2025. The decrease is mainly attributable to the decreased average number of vessels owned and operated in the first quarter of 2026 compared to the corresponding period in 2025.“

“Adjusted EBITDA during the first quarter of 2026 was $4.9 million compared to $(1.0) million achieved for the first quarter of last year. As of March 31, 2026, our outstanding debt (excluding the unamortized loan fees) was $100.9 million versus restricted and unrestricted cash of approximately $24.9 million.”

First Quarter 2026 Results:

For the first quarter of 2026, the Company reported total net revenues of $12.8 million representing a 38.9% increase over total net revenues of $9.2 million during the first quarter of 2025, which was the result of the increased time charter rates our vessels earned during the first quarter of 2026, partly offset by the decreased average number of vessels owned and operated during the first quarter of 2026, compared to the same period of 2025. On average, 11.0 vessels were owned and operated during the first quarter of 2026 earning an average time charter equivalent rate of $14,416 per day compared to 12.8 vessels in the same period of 2025 earning on average $7,167 per day.

For the first quarter of 2026, a gain on bunkers resulted in positive voyage expenses of $0.3 million compared to voyage expenses of $1.7 million in the first quarter of 2025 that mainly related to vessels repositioning between charters and expenses during operational off-hire time.

Vessel operating expenses decreased to $5.5 million for the first quarter of 2026 from $6.6 million in the same period of 2025. The decrease is mainly attributable to the decreased average number of vessels owned and operated in the first quarter of 2026 compared to the corresponding period in 2025.

In the first quarter of 2026, one of our vessels completed its special survey with drydock for a total cost of $0.7 million. In the first quarter of 2025 one of our vessels completed its intermediate survey in water, for a total cost of $0.1 million.

Depreciation expense for the first quarter of 2026 was $2.9 million compared to $3.2 million for the same period of 2025 as a result of the lower number of vessels owned and operated in the first quarter of 2026.

Related party management fees for the period were $1.1 million remaining at the same level compared to the same period of 2025. This was the result of the decreased number of vessels owned and operated in the first quarter of 2026, offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros, as well as by the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses were $0.9 million for the first quarter of 2026, slightly increased compared to the same period of last year.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million. No case of vessel sale exists within the first quarter of 2026.

Interest and other financing costs for the first quarter of 2026 decreased to $1.5 million as compared to $1.8 million for the same period of 2025. Interest expense during the first quarter of 2026 was lower mainly due to the decreased benchmark rates of our loans and the decreased average debt during the first quarter of 2026, as compared to the same period of last year.

For the three months ended March 31, 2026, the Company recognized a $0.07 million unrealized loss and a $0.09 million realized loss on forward freight agreement contracts. For the three months ended March 31, 2025, the Company recognized a $0.13 million unrealized loss and a $0.04 million realized gain on one interest rate swap.

The Company reported a net income for the period of $0.4 million and a net income attributable to controlling shareholders of $0.3 million, as compared to a net loss of $4.0 million and a net loss attributable to controlling shareholders of $3.7 million for the same period of 2025. The net income attributable to the non-controlling interest of $0.2 million in the first quarter of 2026 represents the income attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the first quarter of 2026 was $4.9 million compared to $(1.0) million achieved during the first quarter of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the first quarter of 2026 were $0.09, calculated on 2,796,647 and 2,828,521 basic and diluted weighted average number of shares outstanding, respectively, compared to a basic and diluted loss per share attributable to controlling shareholders of $1.35 for the first quarter of 2025, calculated on 2,737,297 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net (loss) / income attributable to controlling shareholders for the quarter of the unrealized loss on derivatives and the net gain on sale of vessel (if any), the adjusted earnings attributable to controlling shareholders for the quarter ended March 31, 2026 would have been $0.12 per share basic and diluted, compared to an adjusted loss of $2.07 per share, basic and diluted, attributable to controlling shareholders for the quarter ended March 31, 2025. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until May-26	$16,950
XENIA	Kamsarmax	82,019	2016	TC until May-26	$20,500
ALEXANDROS P.	Ultramax	63,127	2017	TC until Jun-26	$17,500
CHRISTOS K**	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(***)
MARIA**	Ultramax	63,153	2015	TC until Jun-26	Hire 115% of the Average Baltic Supramax S10TC index(***)
GOOD HEART	Ultramax	62,996	2014	TC until Jun-26	Hire 115% of the Average Baltic Supramax S10TC index(***)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Jun-26	Hire 101% of the Average Baltic Supramax S10TC index(***)
SANTA CRUZ	Panamax	76,440	2005	TC until May-26	$16,000 plus a GBB**** of $600,000
STARLIGHT	Panamax	75,611	2004	TC until Jul-26	$19,000
BLESSED LUCK	Panamax	76,704	2004	TC until Jul-26	$19,000 plus a GBB**** of $900,000
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
SBC XY164 (ARISTEIDIS)	Ultramax	63,500	Q2 2027
SBC XY166 (TROBONI)	Ultramax	63,500	Q3 2027
HL-B82-81 (NIKOS P)	Kamsarmax	82,000	Q1 2028
HL-B82-86 (CHRISTINA BEL)	Kamsarmax	82,000	Q2 2028
Total under construction	4	291,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

(***)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(****)

Gross Ballast Bonus (GBB), refers to the payments made by the charterer which serve as compensation for the ballast trip of the vessel from the last port of discharge to the delivery port.

Summary Fleet Data:

	Three months, ended March 31, 2025	Three months, ended March 31, 2026
FLEET DATA
Average number of vessels (1)	12.8	11.0
Calendar days for fleet (2)	1,155.0	990.0
Scheduled off-hire days incl. laid-up (3)	-	16.3
Available days for fleet (4) = (2) - (3)	1,155.0	973.7
Commercial off-hire days (5)	18.1	-
Operational off-hire days (6)	11.5	2.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,125.3	971.2
Fleet utilization (8) = (7) / (4)	97.4%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.4%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.0%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,167	14,416
Vessel operating expenses excl. drydocking expenses (12)	6,590	6,590
General and administrative expenses (13)	714	889
Total vessel operating expenses (14)	7,304	7,479
Drydocking expenses (15)	59	704

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days but including days our vessels were sailing for repositioning. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, May 20, 2026 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13760747.

Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast- Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the first quarter ended March 31, 2026, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2025	2026

Revenues
Time charter revenue	9,786,127	13,720,077
Commissions	(577,126)	(930,390)
Net revenues	9,209,001	12,789,687

Operating expenses / (income)
Voyage expenses, net	1,721,191	(281,206)
Vessel operating expenses	6,558,352	5,469,075
Drydocking expenses	68,157	696,782
Vessel depreciation	3,215,286	2,899,470
Related party management fees	1,053,039	1,055,158
General and administrative expenses	824,824	880,227
Net gain on sale of vessel	(2,083,596)	-
Total operating expenses, net	11,357,253	10,719,506

Operating (loss) / income	(2,148,252)	2,070,181

Other income / (expenses)
Interest and other financing costs	(1,787,554)	(1,500,790)
Loss on derivatives, net	(86,373)	(165,870)
Foreign exchange gain / (loss)	1,093	(10,259)
Interest income	14,915	25,045
Other expenses, net	(1,857,919)	(1,651,874)
Net (loss) / income	(4,006,171)	418,307
Net loss / (income) attributable to the non-controlling interest	303,154	(161,866)
Net (loss) / income attributable to controlling shareholders	(3,703,017)	256,441
(Loss) / earnings per share attributable to controlling shareholders, basic	(1.35)	0.09
Weighted average number of shares, basic	2,737,297	2,796,647
(Loss) / earnings per share attributable to controlling shareholders, diluted	(1.35)	0.09
Weighted average number of shares, diluted	2,737,297	2,828,521

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	March 31, 2026

ASSETS
Current Assets:
Cash and cash equivalents	20,315,532	19,029,813
Trade accounts receivable, net	3,305,910	4,124,543
Other receivables	941,061	991,510
Inventories	1,307,731	1,087,719
Restricted cash	2,156,922	2,475,712
Prepaid expenses	511,167	544,420
Derivatives	84,510	10,110
Total current assets	28,622,833	28,263,827

Fixed assets:
Advances for vessels under construction	14,386,560	14,392,815
Vessels, net	165,890,705	163,057,164
Long-term assets:
Restricted cash	3,200,000	3,351,060
Total assets	212,100,098	209,064,866

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	12,009,265	11,786,765
Trade accounts payable	2,174,191	1,972,299
Accrued expenses	3,070,630	2,444,685
Deferred revenue	842,172	740,297
Due to related companies	627,231	613,530
Total current liabilities	18,723,489	17,557,576

Long-term liabilities:
Long term bank loans, net of current portion	90,869,277	88,346,351
Total long-term liabilities	90,869,277	88,346,351
Total liabilities	109,592,766	105,903,927

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,890,547 issued and outstanding, respectively)	28,905	28,905
Additional paid-in capital	68,551,846	68,787,146
Retained earnings	24,694,154	24,950,595
Total EuroDry Ltd. common shareholders’ equity	93,274,905	93,766,646
Non-controlling interest	9,232,427	9,394,293
Total shareholders' equity	102,507,332	103,160,939
Total liabilities and shareholders' equity	212,100,098	209,064,866

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2025	2026

Cash flows from operating activities:
Net (loss) / income	(4,006,171)	418,307
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	3,215,286	2,899,470
Amortization of deferred charges	54,395	67,074
Share-based compensation	245,760	235,300
Net gain on sale of vessel	(2,083,596)	-
Unrealized loss on derivatives	125,223	74,400
Changes in operating assets and liabilities	128,977	(1,417,735)
Net cash (used in) / provided by operating activities	(2,320,126)	2,276,816

Cash flows from investing activities:
Cash paid for capitalized expenses	(53,898)	(208,441)
Net proceeds from sale of vessel	4,819,195	-
Cash paid for vessel sale expenses	-	(68,048)
Cash paid for vessels under construction	(680)	(3,696)
Net cash provided by / (used in) investing activities	4,764,617	(280,185)

Cash flows from financing activities:
Repayment of long-term bank loans	(3,022,500)	(2,812,500)
Net cash used in financing activities	(3,022,500)	(2,812,500)

Net decrease in cash, cash equivalents and restricted cash	(578,009)	(815,869)
Cash, cash equivalents and restricted cash at beginning of period	11,908,595	25,672,454
Cash, cash equivalents and restricted cash at end of period	11,330,586	24,856,585

Cash breakdown

Cash and cash equivalents	6,182,234	19,029,813
Restricted cash, current	1,518,352	2,475,712
Restricted cash, long term	3,630,000	3,351,060
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,330,586	24,856,585

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026
Net (loss) / income	(4,006,171)	418,307
Interest and other financing costs, net (incl. interest income)	1,772,639	1,475,745
Vessel depreciation	3,215,286	2,899,470
Unrealized loss on Forward Freight Agreement derivatives	-	74,400
Loss on interest rate swap derivative	86,373	-
Net gain on sale of vessel	(2,083,596)	-
Adjusted EBITDA	(1,015,469)	4,867,922

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest and other financing costs, income taxes, vessel depreciation, unrealized loss on Forward Freight Agreements (“FFAs”), loss on interest rate swap derivative and net gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized loss on FFAs, loss on interest rate swap derivative, vessel depreciation and net gain on sale of vessel. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income attributable to controlling shareholders to Adjusted net (loss) / income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026
Net (loss) / income attributable to controlling shareholders	(3,703,017)	256,441
Unrealized loss on derivatives	125,223	74,400
Net gain on sale of vessel	(2,083,596)	-
Adjusted net (loss) / income attributable to controlling shareholders	(5,661,390)	330,841
Adjusted (loss) / earnings per share attributable to controlling shareholders, basic	(2.07)	0.12
Weighted average number of shares, basic	2,737,297	2,796,647
Adjusted (loss) / earnings per share attributable to controlling shareholders, diluted	(2.07)	0.12
Weighted average number of shares, diluted	2,737,297	2,828,521

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income attributable to controlling shareholders, to represent net (loss) / income before unrealized loss on derivatives, which includes FFAs and interest rate swaps, and net gain on sale of vessel. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders is included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the abovementioned items, which may significantly affect results of operations between periods.

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net (loss) / income attributable to controlling shareholders or (loss) / earnings per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders may not be the same as that used by other companies in the shipping or other industries. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 766,420 dwt.  After the delivery of two Ultramax vessels in 2027 and the delivery of the two Kamsarmax vessels in 2028, the Company’s fleet will consist of 15 vessels with a total carrying capacity of 1,050,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com